FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 20, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS INCREASES OWNERSHIP
IN ITS TATARSTAN SUBSIDIARY

Moscow, Russian Federation — October 20, 2004 — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has acquired the remaining 47.285% stake in TAIF-TELKOM, increasing its ownership in the company to 100%.

In line with its strategy of consolidating the Company’s ownership in its subsidiaries, MTS has exercised its call option in respect of a 47.285% stake in TAIF-TELKOM. MTS has acquired the stake for $63.0 million from a private company, Telecom-Management. As a result of the transaction, MTS’ ownership in TAIF-TELKOM increases to 100%. MTS initially acquired a 52.715% controlling stake in TAIF-TELKOM for a total of $63.27 million in two transactions in April and May of 2003.

TAIF-TELKOM provides GSM 900/1800 services under the MTS brand in the Republic of Tatarstan (population 3.8 million), located in the Volga region of Russia. The company’s subscriber base was approximately 595,820 users as of October 19, 2004. According to AC&M-Consulting, the company’s market share was 46% and mobile penetration in the region was 31% at the beginning of September 2004.

In H1 2004, the company’s revenues amounted to $26.31 million1, its operating income totalled $7.97 million2 and its net income totalled $6.60 million. The company’s net debt3 amounted to $9.29 million as of June 30, 2004.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 26.6 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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1 Based on unaudited financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

2 Amortization and depreciation amounted to $4.74 million in H1 2004.

3 Net debt is the difference between the total debt and cash and cash equivalents and short-term investments. Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt, and long-term capital lease obligations.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F/A. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: October 20, 2004